EXHIBIT (a)(1)(K)

                                                           July 13, 2000


 FOR IMMEDIATE RELEASE                     FOR FURTHER INFORMATION CONTACT:
                                                        DANIEL M. JUNIUS OR
                                 TIMOTHY D. ALTHOF AT (978) 448-6111 (NEBS)
                                                                         OR
                                JAMES S. BURY AT 612-979-1700 (PREMIUMWEAR)


            NEW ENGLAND BUSINESS SERVICE, INC. COMPLETES TENDER
                        OFFER FOR PREMIUMWEAR, INC.

GROTON, MA -- July 13, 2000 -- New England Business Service, Inc. (NYSE:NEB) today announced that its wholly owned subsidiary, Penguin Sub, Inc., has accepted for purchase and payment, pursuant to its tender offer for all of the outstanding shares of the common stock of PremiumWear, Inc. (NASDAQ: WEAR), at $13.50 per share net to the seller in cash, an additional 266,085 shares of PremiumWear common stock which were validly tendered as of the expiration of its tender offer at 5:00 p.m., New York City Time, on July 12, 2000.

As previously announced, 2,107,205 PremiumWear shares, representing approximately 82% of the total issued and outstanding PremiumWear shares, were accepted for purchase and payment on July 10, 2000 following the previously scheduled expiration of the tender offer. At that time the tender offer was extended to allow PremiumWear stockholders who did not previously tender their shares pursuant to the tender offer to do so. As a result of the extension of the tender offer, a total of 2,373,290 PremiumWear shares, representing approximately 92% of the total issued and outstanding PremiumWear shares, have been validly tendered and accepted for purchase and payment as of 5:00 p.m., New York City Time, on July 12, 2000. The tender offer will not be further extended.

The tender offer will be followed by a merger of Penguin Sub, Inc. with and into PremiumWear. Pursuant to such merger, those PremiumWear stockholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to the applicable provisions of Delaware law will have their shares converted into the right to receive $13.50 per share net to each such stockholder in cash upon due presentation of certificates representing their shares to EquiServe Trust Company, N.A., the Depositary for the tender offer.

New England Business Service, Inc. is a leading business-to-business provider with 2.5 million active small business customers in the United States, Canada, the United Kingdom and France. NEBS supplies a wide variety of business products and services which are marketed through direct mail, telesales, a direct sales force, dealers and the Internet. More information about New England Business Service, Inc. is available at its Web site at http://www.nebs.com.